Reply Attention of	William L. Macdonald
Direct Tel.	604.643.3118
EMail Address	wlm@cwilson.com
Our File No.	28291-1 /

December 23, 2005

VIA EDGAR

AND ORIGINALS BY COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attention:	Mellissa Campbell Duru

Ladies and Gentlemen:

Re: Torrent Energy Corporation Amendment No. 2 to Registration Statement on Form SB-2 Filed December 2, 2005 File No. 333-128593

We have prepared and enclose three marked copies of Amendment No. 3 to the Form SB-2 Registration Statement of Torrent Energy Corporation which now incorporates the September 30, 2005 financial statements and updated all relevant information.

We trust the foregoing is satisfactory and look forward to receiving your response. Should you have further comments or any questions, please direct them to the undersigned at 604-643-3118.

Yours truly,

CLARK WILSON LLP

Per: /s/ William L. Macdonald

William L. Macdonald

/jcu

Enclosures

cc:	Torrent Energy Corporation
Attention: Mark Gustafson

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